UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Waste Services, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

941075103

(CUSIP Number)

James J. Connors, II

c/o Kelso & Company

320 Park Avenue

24th Floor

New York, New York  10022

(212) 751-3939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 941075103		13D

1	Name of Reporting Person. Kelso Investment Associates VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 941075103		13D

1	Name of Reporting Person. Kelso GP VI, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 941075103		13D

1	Name of Reporting Person. KEP VI, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 941075103		13D

1	Name of Reporting Person. Frank T. Nickell

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103		13D

1	Name of Reporting Person. Thomas R. Wall, IV

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103		13D

1	Name of Reporting Person. George E. Matelich

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103		13D

1	Name of Reporting Person. Frank K. Bynum, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103		13D

1	Name of Reporting Person. Philip E. Berney

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103		13D

1	Name of Reporting Person. Frank J. Loverro

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103		13D

1	Name of Reporting Person. James J. Connors, II

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103		13D

1	Name of Reporting Person. Michael B. Goldberg

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103		13D

1	Name of Reporting Person. David I. Wahrhaftig

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) IN

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed by Kelso GP VI, LLC; Kelso Investment Associates VI, L.P.; KEP VI, LLC (the “Kelso Entities”); Frank T. Nickell; Thomas R. Wall, IV; George E. Matelich; Michael B. Goldberg; Frank K. Bynum, Jr.; David I. Wahrhaftig; Philip E. Berney; Frank J. Loverro; and James J. Connors, II (together with the Kelso Entities, the “Reporting Persons”) to amend the Schedule 13D filed by the Reporting Persons on November 19, 2009 (as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given in the Schedule 13D.

Item 1.                    Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“This Schedule 13 D relates to the common stock, par value $0.01 per share, of Waste Services, Inc. (the “Issuer” or the “Company”).  The Issuer’s principal executive offices are located at 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8.”

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As described in Item 4 below, as a result of the consummation of the Merger, the Reporting Persons do not beneficially own any shares of the Company’s common stock.”

Item 4.                    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by replacing the eleventh paragraph thereof with the following:

“At a special meeting of shareholders of the Company held on June 30, 2010 (the “Special Meeting”), at which a quorum was present, the Merger Agreement was approved by a majority of the outstanding shares of the Company’s common stock entitled to vote at the Special Meeting. On July 2, 2010, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company and the separate corporate existence of Merger Sub ceased and the Company continued as the surviving corporation. Pursuant to the Merger Agreement, each outstanding share of the Company’s common stock was converted into the right to receive 0.5833 shares of IESI-BFC common stock.

Item 5.                    Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a, b) As described in Item 4 above, as a result of the consummation of the Merger, the Reporting Persons do not currently own any shares of the Company’s common stock.

(c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by the Reporting Persons.

(d) Not applicable.

(e) On July 2, 2010, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Company’s common stock.

Item 7.                    Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 99.4:  Joint Filing Agreement*

*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KELSO INVESTMENT ASSOCIATES VI, L.P. By: Kelso GP VI, LLC its General Partner

By: *

KEP VI, LLC

By: *

KELSO GP VI, LLC

By: *

*
Frank T. Nickell

*
Thomas R. Wall, IV

*
George E. Matelich

*
Frank K. Bynum, Jr.

*
Philip E. Berney

*
Frank J. Loverro

*
James J. Connors, II

*
Michael B. Goldberg

*
David I. Wahrhaftig

* The undersigned, by signing his name hereto, executes this Amendment No. 1 pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals, filed with the Schedule 13D and incorporated by reference herein.

By:	/s/ Rosanna T. Leone
Rosanna T. Leone
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.4	Joint Filing Agreement*

Filed herewith *